UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

Delta Oil & Gas, Inc.
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(Name of Issuer)

Common Stock, par value $0.001 per share
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(Title of Class of Securities)

24778R308
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(CUSIP Number)

Douglas N. Bolen
Suite 604-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(866) 355-3644
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 24778R308

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Douglas N. Bolen

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3.           SEC Use Only

4.           Source of Funds (See Instructions)

PF — personal funds

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   ☐

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6.           Citizenship or Place of Organization

               Canada

7. Sole Voting Power
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
1,286,000 (See Item 5)

8. Shared Voting Power

0

9. Sole Dispositive Power

1,286,000 (See Item 5)

10. Shared Dispositive Power

0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,286,000 (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ☐

13.           Percent of Class Represented by Amount in Row (11)

9.1%

14.           Type of Reporting Person (See Instructions)

IN

Item 1.   Security and Issuer

This Schedule 13D relates to shares of  common stock, par value $0.001 per share (the “Common Stock”), of Delta Oil & Gas, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is Suite 604-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Item 2.   Identity and Background

(a)	The name of the reporting person is Douglas N. Bolen, referred to herein as the “Reporting Person.”

(b)	The Reporting Person’s business address is Suite 604-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

(c)	The Reporting Person serves as President and Chairman of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada.

Item 3.   Source and Amount of Funds or Other Consideration

All of the 600,000 shares of Common Stock purchased by the Reporting Person on May 18, 2010 were purchased from cash on hand from the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction.

All shares of Common Stock were purchased for investment purposes.

Except as set forth in this Item 4, the Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, the Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments.  The Reporting Person may also receive grants of Common Stock and options to purchase shares of Common Stock from the Issuer in consideration for services rendered as an officer and director of the Issuer.

Item 5.   Interest in Securities of the Issuer

(a)	1,286,000 shares. Includes options to purchase 200,000 shares of Common Stock exercisable currently or within 60 days.

The foregoing 1,286,000 shares of Common Stock represent approximately 9.1% of the Issuer’s outstanding Common Stock (based upon 13,857,107 shares of Common Stock outstanding at May 10, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 17, 2010 and options to purchase 200,000 additional shares of Common Stock which were exercisable on that date or within 60 days thereafter).

(b)	The Reporting Person has the sole power to vote or to direct the vote or to dispose or direct the disposition of 1,286,000 shares of Common Stock.

(c)
On May 18, 2010, the Reporting Person purchased 600,000 shares of Common Stock in a private transaction at a price of $0.001 per share for an aggregate purchase price of $600. Except for the May 18, 2010 purchase, the Reporting Person has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2010
Date

/s/ Douglas N. Bolen
Douglas N. Bolen
Signature